UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.1)

EQUAL ENERGY LTD.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

29390Q109
(CUSIP Number)

Nawar Alsaadi
2203 – 788 Richards Street
Vancouver, British Columbia, Canada V6B 0C7
(604) 564-2406
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Nawar Alsaadi

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: France

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 1,650,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 1,650,000

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,650,000

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 4.7%

(14)	Type of Reporting Person: IN

CUSIP No. 29390Q109

(1)	Name of Reporting Persons: Adam Arthur Goldstein

(2)	Check the Appropriate Box if a Member of a Group:

(a) ☑

(b) ☐

(3)	SEC Use Only

(4)	Source of Funds: PF

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with:

(7) Sole Voting Power: 124,700

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 124,700

(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 124,700

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)	Percent of Class Represented by Amount in Row (11): 0.4%

(14)	Type of Reporting Person: IN

This statement is filed with respect to the common shares of Equal Energy Ltd. (the "Issuer"), beneficially owned by Nawar Alsaadi and Adam Arthur Goldstein (collectively, the “Investors”) as of January 31, 2013 and amends and supplements the Schedule 13D filed on December 14, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Alsaadi acquired 1,650,000 common shares of the Issuer in the open market between November 1, 2011 and June 18, 2012 for the aggregate purchase price of $5,430,000 using personal funds and margin account borrowings made in the ordinary course of business.  Of this amount, as of the date hereof, approximately $72,463 was borrowed as a margin loan for the purpose of acquiring, holding, trading or voting such shares.

Dr. Goldstein acquired 124,700 common shares of the Issuer in the open market between March 11, 2011 and January 18, 2013 for the aggregate purchase price of $384,400 using personal funds and margin account borrowings made in the ordinary course of business.  Although Dr. Goldstein cannot determine whether or to what extent any funds allocated to purchase such shares were obtained from any margin account borrowings, Dr. Goldstein estimates that approximately $89,264 was borrowed as a margin loan for the purpose of acquiring, holding, trading or voting such shares.

Item 4. Purpose of Transaction

Each of the Investors acquired their common shares of the Issuer for investment purposes.  The Investors may, from time to time and at any time, acquire additional common shares of the Issuer and/or other equity, debt or other securities or instruments (collectively, "Securities") of the Issuer in the open market or otherwise and reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

In or about February 2012, Mr. Alsaadi began to communicate with the Issuer to express his concerns over the performance of the Issuer’s Board of Directors (the “Board”) and its management.  From the outset, Mr. Alsaadi was concerned with the material reduction in the Issuer’s stock price, believing it to be trading at a severe discount to its true asset value. In April and again in early May of 2012 Mr. Alsaadi suggested to the Issuer on multiple occasions to initiate a strategic review process. The Issuer initiated a strategic review process shortly before the 2012 Annual General Meeting of Shareholders held on May 11, 2012.  Subsequent to the initiation of the strategic review process, Mr. Alsaadi privately and publicly supported the initiation of the strategic review and on multiple occasions he was thanked by Issuer’s Chairman, Mr. Dan Botterill, and was also thanked by the Issuer’s Chief Executive Officer, Mr. Don Klapko, in writing for his ongoing support. During the strategic review process Mr. Alsaadi also expressed certain concerns and opinions to the Issuer, including suggesting to the Issuer how to return value to the Issuer’s shareholders and about the ongoing performance of the Board and management.

Mr. Alsaadi periodically also communicated with other Issuer shareholders about his concerns about the Issuer, its poor performance and possible ways to enhance shareholder value.  Several shareholders expressed general support for Mr. Alsaadi’s views, and from time to time some shareholders allowed Mr. Alsaadi to mention their support in communications with the Issuer.  Furthermore, Mr. Alsaadi also organized an electronic shareholder forum for Issuer shareholders to communicate with one another.  A number of shareholders expressed their support of Mr. Alsaadi’s views in such forum.  Although the Issuer has alleged in an action recently filed in the United States District Court for the Southern District of New York styled Equal Energy Ltd v. Nawar Alsaadi, et al., 13 CV 0541 (DC) that the Investors have formed a group with other Issuer shareholders for purposes of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Investors disclaim any membership in a group with any other Issuer shareholders.

On November 27, 2012, the Issuer concluded the strategic review in a manner that was of grave concern to Mr. Alsaadi, and he publicly issued a press release with Dr. Goldstein on November 29, 2012 voicing their disapproval of the review conclusion.  In response on December 3, 2012, the Issuer issued a press release voicing its disagreement with the “two dissident shareholders”: Mr. Alsaadi & Dr. Goldstein.

On December 3, 2012, the collective beneficial ownership of Mr. Alsaadi and Dr. Goldstein, a group for purposes of Section 13(d)(3) under the Exchange Act, exceeded 5% of the outstanding common shares of the Issuer.

On December 13, 2012, the Investors sent a letter to Mr. Botterill to express the Investors’ continuing concerns and misgivings about the Issuer and stating the Investors’ current 5-point plan that the Investors believe will return value to the Issuer’s shareholders (the “December 13 Letter”).  A copy of the December 13 Letter is attached hereto as Exhibit A and is incorporated herein by reference.

After forming their group, the Investors continued to communicate with other shareholders regarding their concerns about the Issuer and their 5-point plan to enhance shareholder value.  In December 2012, the Investors gauged the interest of other Issuer shareholders to determine whether there would be support to form a group with such other shareholders and to join a potential proxy contest to nominate a slate of directors to serve on the Board.  In January 2013, the Investors gauged the interest of other Issuer shareholders to determine whether they would be interested in entering into a voting agreement.  However, although the Investors received varying interest from other shareholders about entering into a voting agreement and in participating in such a proxy contest, no agreement was entered into and no decision was made to engage in such a contest.  After further review and consideration, the Investors now have decided not to, and will forego their right to, nominate directors or make proposals at the Issuer’s 2013 Annual General Meeting of Shareholders, which the Investors understand will take place in May 2013, and not to otherwise solicit proxies in connection with such meeting.

Item 5. Interest in Securities of the Issuer

(a)	The Investors are the beneficial owners of 1,774,700 shares or approximately 5.0% of the Issuer’s common shares.

(b)
Mr. Alsaadi has the sole power to vote and sole power to dispose of 1,650,000 common shares of the Issuer.  Dr. Goldstein has the sole power to vote and sole power to dispose of 124,700 common shares of the Issuer.

(c)
During the past 60 days, Dr. Goldstein has effected the following transactions in the Issuer’s common shares:

• On December 26, 2012, he purchased 9,800 shares in the open market at a price of approximately $3.09 per share in exchange for gross proceeds of $30,295;

• On December 31, 2012, he purchased 3,300 shares in the open market at a price of approximately $3.08 per share in exchange for gross proceeds of $10,149; and

• On January 18, 2013, he purchased 6,600 shares in the open market at a price of approximately $2.99 per share in exchange for gross proceeds of $19,754.

No other transactions have been effected by any of the Investors in the Issuer’s common shares during the past 60 days other than those previously disclosed on this Schedule 13D.

Item 7. Materials to be Filed as Exhibits

Exhibit A – Letter to the Issuer from the Investors dated December 13, 2012

Exhibit B – Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 1, 2013

Signature:	/s/Nawar Alsaadi

Name/Title:	Nawar Alsaadi

Date:	February 1, 2013

Signature:	/s/Adam Arthur Goldstein

Name/Title:	Adam Arthur Goldstein

EXHIBIT A

Nawar Alsaadi
2203 – 788 Richards Street
Vancouver, BC V6B 0C7
Tel: (604) 564-2406
www.saveequalenergy.com

To:	Equal Energy Ltd.

Attn:	Mr. Dan Botterill, Chairman

Board of Directors

December 13, 2012

“Many are stubborn in pursuit of the path they have chosen, few in pursuit of the goal.”
Friedrich Wilhelm Nietzsche

Dear Sirs,

In the last 10 months, Equal Energy Ltd. (“Equal”) shareholders have worked hard to strengthen their company, unlock its intrinsic value and harness its resources to the benefit of its owners. Sadly, Equal shareholders have failed in their attempts to do so. This failure, however, is not due to shareholders’ plans or motivations to safeguard their company; this failure is due to the extreme incompetence demonstrated by Equal’s board of directors and its chosen management team over the last 5 years.

Members of this board of directors, notably Mr. Peter Carpenter (Chairman from 2007 to April 2012), have presided over a 93%* destruction in shareholder value since joining Equal’s board of directors on May 18, 2006; likewise for Mr. Roger Giovanetto. As Equal shareholders, we fail to see why those individuals continue to serve on the board of directors after such a dismal and shameful performance. The remaining board members (Mr. Michael Doyle, Mr. Victor Dusik, Mr. Dan Botterill, Mr. Robert Wilkinson and Mr. Don Klapko) have not fared much better with Equal’s share price declining by between 8%* and 76%* since each joined the board of directors. No director on this board has ever created or enhanced shareholder value throughout their tenure.

Most importantly, this ineffective and misaligned board of directors has permitted a Chief Executive Officer (Mr. Don Klapko) to follow a disastrous business strategy that lead to a decline in the value of Equal’s shares in excess of 76%* since joining the company on June 27, 2008, while collecting total compensation in excess of $10.3M* during this period (excluding 2012). This board has failed in its basic and primary fiduciary responsibility, which is preserving and enhancing shareholder value by holding the executive team accountable for its underperformance.

1

It is worth noting that since Equal opted to convert into a growth oriented E&P company on June 1, 2010 under the leadership of Mr. Don Klapko, its has lost over 55% of its value vs. a 9.6% decline in the S&P/TSX Capped Energy index through December 1, 2012. This significant relative underperformance speaks clearly to the inability of the board of directors and the current management team to create or enhance shareholder value under a growth-focused structure.  Equal’s peers have also had to contend with the same volatility in energy prices that management has often blamed for its inability to deliver.

Haunted by years of underachievement, the collapsing stock price and rising shareholder discontent, Equal opted to declare a strategic review on May 3, 2012. The primary objective of the strategic review was, in the company’s words:

The board and management are responding to a perceived significant gap between the value of the Company's underlying assets, and the value being recognized in the Company's stock price.  The objective of the strategic review is to explore ways to potentially close this gap and improve the valuation of the Company.

Yet on November 27, 2012, the board of directors concluded the strategic review without closing that valuation gap. As a matter of fact, that gap has widened due to an approximate 82.1% reduction in liabilities against a 20% reduction in the company’s reserves. Equal has raised approximately $129.5M as a result of the divestures undertaken during the strategic review, yet the board of directors has failed to return any of those proceeds to the company’s shareholders in the form of an accretive buyback or a one-time dividend.

The markets, unimpressed with the company’s failure to return cash to its shareholders and its decision to pursue an incomprehensible strategy of “accretive” acquisitions under the same failed leadership, have punished the share price, resulting in a decline of over 12% since the conclusion of the strategic review. This has brought the shares back to the price at which they traded prior to the initiation of the review, albeit with a much stronger balance sheet.

Equal’s shareholders deserve better. Over the last many months, we have been approached by a large and growing number of shareholders who have expressed their extreme frustration with the path the company is pursuing and continues to pursue. We are here to put an end to this flagrant abuse of shareholders’ rights and the squandering of shareholders’ wealth.

Through this letter, we hope to send a clear signal to Equal’s board of directors and management team that chronic underperformance, misalignment and destruction of shareholder wealth will not be tolerated anymore.

2

In our opinion, saving Equal requires the urgent implementation of the following shareholder-sponsored 5 Point Plan:

●	The immediate halt of the company's pursuit of so-called accretive acquisitions and excessive capital spending, and a focus instead on returning cash to shareholders.

This company’s board of directors and management have not demonstrated competency in their quest for acquisitions and growth. We believe that investing $36M in annual drilling in such a low-priced commodity environment is senseless, and especially so in light of management’s commodity price outlook. We believe a $28.8M capital budget to drill 8 wells would suffice to hold production flat while increasing reserves. Only when commodity prices rebound to healthier levels should a more aggressive drilling plan be contemplated. The focus of Equal at this stage must be on returning cash to shareholders and not on the quest for growth and grandiose empire building.

●	The initiation of a substantial Dutch auction tender offer at a price range of $3.50 to $4.50.

With the company stock price trading at under 50% of its net asset value, the best investment the company can make is an investment in itself. Such a tender would significantly enhance the net asset value per share for current shareholders, while providing a liquidity event for selling shareholders. We estimate that the company can comfortably proceed with a tender offer in the range of $20M to $40M without putting undue stress on its balance sheet.

●	A material increase in the amount of the announced annual dividend.

The tender offer described above has the potential to reduce the total number of issued and outstanding shares by 15% to 30%. This could immediately translate into the potential for a materially higher dividend due to the reduced share count. In addition, the proposed reduction in Capex to maintain production flat (while growing reserves) will further facilitate the payment of a higher dividend. We believe the application of these steps will allow Equal to immediately increase its declared annual dividend from $0.20 to approximately $0.48 per share.

●	The introduction of shareholder representatives on the board of directors.

Equal is owned by its shareholders and it is natural for shareholders to have the opportunity to be on the board of directors to defend the owners’ interests. The current board of directors is composed of individuals with a token ownership in the company. To put it more bluntly: Equal’s board members “have no skin in the game”. It is this lack of ownership and alignment that has been at the core of the company’s dismal performance over the last many years, and it will continue to be if shareholders are prevented from joining the board of directors.

●	The resumption of the strategic review process to further explore alternatives to enhance shareholder value, which includes the possibility of restructuring into a Canadian FAIT.

We believe Equal stands to benefit by further reviewing its strategic options. Several options continue to be available to the company, such as the conversion into a tax efficient income entity, or the combination with another such entity to further lower costs, increase efficiency and unlock immediate value for Equal shareholders while still giving them the chance to profit from an eventual rebound in natural gas and NGL prices.

3

We demand that Equal’s board of directors and management team take immediate steps to implement the above plan. Its failure to do so will result in further action on our part to preserve and enhance value for the company’s shareholders.

Sincerely,

Mr. Nawar Alsaadi
Dr. Adam Goldstein
Shareholder Group

*Board and CEO compensation history (extracted from public filings available at www.sedar.com):

Name	Date of Election / Appointment	Share Performance Since Date of Election / Appointment (1)	Number of Shares Held	Total Compensation Since Date of Election / Appointment ($)	2006 Compen- sation ($)	2007 Compen- sation ($)	2008 Compen- sation ($)	2009 Compen- sation ($)	2010 Compen- sation ($)	2011 Compen- sation ($)
Peter Carpenter	5/18/2006	-93.30%	3,209	620,850	86,000	165,334	145,496	80,750	64,750	78,520
Roger Giovanetto	5/18/2006	-93.30%	11,270	488,246	82,000	110,000	107,246	70,250	52,500	66,250
Michael Doyle	12/31/2007	-8.20%	29,388	309,791	-	-	123,291	69,500	52,500	64,500
Victor Dusik	2/15/2008	-31.00%	2,821	334,938	-	-	116,438	77,500	64,000	77,000
Don Klapko	6/27/2008	-76.30%	242,856	10,345,434	-	-	6,585,222 (2)	854,000	554,000	2,352,212
Dan Botterill	5/12/2011	-55.50%	6,500	19,654	-	-	-	-	-	19,654
Robert Wilkinson	5/12/2011	-55.50%	80,200	21,654	-	-	-	-	-	21,654
Totals			376,244	12,140,567	168,000	275,334	7,077,693	1,152,000	787,750	2,679,790

Notes:
(1) Through December 1, 2012. (2) Does not include $840,000 earned as consulting fees in addition to the $6,585,222 earned in Mr. Klapko’s capacity as Equal’s Chief Executive Officer.

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EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares of Equal Energy Ltd. dated February 1, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Date:	February 1, 2013

Signature:	/s/Nawar Alsaadi

Name/Title:	Nawar Alsaadi

Date:	February 1, 2013

Signature:	/s/Adam Arthur Goldstein

Name/Title:	Adam Arthur Goldstein